UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Children’s Place, Inc.

(Name of Issuer)

Common Shares, par value $0.10 per share

(Title of Class of Securities)

168905107
(CUSIP Number)

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Mithaq Capital SPC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387 *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) CO

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Mithaq Global
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) CO

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Mithaq Capital
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) CO

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Turki Saleh A. AlRajhi
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Saudi Arabia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) IN

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Muhammad Asif Seemab
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Pakistan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,001,387*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,001,387*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,001,387*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.1%**
14.	Type of Reporting Person (See Instructions) IN

* The Reporting Persons (as defined below) other than Snowball (as defined below) each beneficially owns an aggregate of 7,001,387 Common Shares, including (i) the 1,000 Common Shares held directly by Snowball and, (ii) as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

** All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

CUSIP No. 168905107	13D

1.	Names of Reporting Persons Snowball Compounding Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person (See Instructions) IN

* All percentage calculations set forth herein are based upon the aggregate of 12,477,325 Common Shares outstanding as of November 27, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on December 4, 2023.

Item 1.	Security and Issuer.

This joint statement on Schedule 13D (this “Schedule 13D”) is filed with respect to the common shares, par value $0.10 per share (the “Common Shares”), of The Children’s Place, Inc., a Delaware corporation (the “Issuer”) having its principal executive offices at 500 Plaza Drive, Secaucus, New Jersey 07094.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed by Mithaq Capital SPC, a segregated portfolio company organized under the laws of the Cayman Islands (“Mithaq SPC”), Mithaq Global, a company organized under the laws of the Cayman Islands (“Mithaq Global”), Mithaq Capital, a company organized under the laws of the Cayman Islands (“Mithaq Capital”), Turki Saleh A. AlRajhi, a citizen of Saudi Arabia, Muhammad Asif Seemab, a citizen of Pakistan, and Snowball Compounding Ltd., an exempted company organized under the laws of the Cayman Islands (“Snowball”) (each of the foregoing, a “Reporting Person” and, collectively, the “Reporting Persons”).

The directors of each of Mithaq SPC, Mithaq Capital and Snowball are Turki Saleh A. AlRajhi and Muhammad Asif Seemab. The directors of Mithaq Global are Faisal Saleh A. AlRajhi, a citizen of Saudi Arabia, and Turki Saleh A. AlRajhi.

(b) The address of the principal office of each of Mithaq SPC, Mithaq Global, Mithaq Capital and Snowball is c/o Synergy, Anas Ibn Malik Road, Al Malqa, Riyadh 13521 Saudi Arabia. The business address of Faisal Saleh A. AlRajhi is RM42+H6C Service Line, North King Abdulaziz Road, Alyasmin, Riyadh 13322, Saudi Arabia. The business address of each of Turki Saleh A. AlRajhi and Muhammad Asif Seemab is c/o Mithaq Capital SPC, Synergy, Anas Ibn Malik Road, Al Malqa, Riyadh 13521 Saudi Arabia.

(c) The principal business of each of Mithaq SPC, Mithaq Global and Mithaq Capital is to act as an investment vehicle for certain members of the AlRajhi family, and select other eligible investors that are employed by Mithaq SPC or its affiliates.

The principal occupation of Faisal Saleh A. AlRajhi is an investor and director and/or executive officer of investment firms, including Mithaq Global.

The principal occupation of Turki Saleh A. AlRajhi is an investor and Chairman and Chief Executive Officer of Mithaq Holding Company (“MHC”), an investment holding company organized under the laws of Saudi Arabia and an affiliate of Mithaq SPC. The principal business of MHC is investing in real estate, private equity, public equity and income producing assets; the address of MHC is Synergy, Suite 22, 3269 Anas Ibn Malik Rd, Al Malqa, Riyadh 13521.

The principal occupation of Muhammad Asif Seemab is Managing Director of Mithaq Capital.

The principal business of Snowball is the making of investments in securities.

(d) During the last five years, none of the Reporting Persons nor any person controlling any Reporting Person, nor to their knowledge, any of their respective directors and executive officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any person controlling any Reporting Person, nor to their knowledge, any of their respective directors and executive officers, is or during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the 7,001,387 Common Shares reported herein were purchased by Mithaq SPC for a total purchase price of $97,806,212 including fees and expenses. The source of funds used by Mithaq SPC to purchase the Common Shares is its working capital. Unless noted above, no part of the purchase price for such Common Shares was borrowed by any Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

Item 4.	Purpose of Transaction.

The response to Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the Common Shares over which they exercise beneficial ownership in the belief that the Common Shares are undervalued and are an attractive investment, and to acquire and exercise control over the Issuer. The Reporting Persons are proud to be majority owners of the Issuer, are enthusiastic about its long-term prospects and look forward to helping it thrive and deliver top quality products to families.

On February 14, 2024, Snowball and Mithaq SPC delivered a letter (the “February 14 Letter”) to the board of directors of the Issuer (the “Board”), which among other things, stated that “[i]n the interests of all of the Company’s stakeholders, [Snowball and Mithaq Capital SPC] would like to meet with [the Board] as soon as possible so that [they] can discuss an orderly transition of the governance of the [Issuer], as well as the provision of financing to assist the [Issuer] with its liquidity needs.” Snowball and Mithaq SPC have entered into a confidentiality agreement with the Issuer and look forward to engaging in discussions with the Issuer, including with respect of the matters referred to above. In connection with its potential provision of financing assistance, the Reporting Persons may also from time to time meet with current and/or potential providers of financing to the Issuer. A copy of the February 14 Letter is furnished herewith as Exhibit 99.3. While the Reporting Persons will engage in discussions with the Issuer in respect of such financing assistance in good faith and are prepared to make significant efforts in respect thereof, investors should not rely on any such financing being agreed and/or consummated unless and until such financing is in fact agreed (and/or as applicable consummated). Any such financing is expected to be subject to the satisfaction of to-be-agreed terms and conditions, some of which may be beyond the control of the Issuer and/or the Reporting Persons. The Issuer has stated in a Current Report on Form 8-K filed with the SEC on February 15, 2024 that “As a result of Mithaq’s share ownership position of the Company, Mithaq has triggered a Change of Control thereby causing an Event of Default under the Company’s Amended and Restated Credit Agreement.”

On February 10, 2024, Snowball, in accordance with the Seventh Amended and Restated Bylaws of the Issuer, adopted November 9, 2023 (the “Bylaws”), delivered to the Issuer formal notice (the “Notice”) of its decision to propose the nomination of, and to nominate (the “Nomination Proposal”), (i) Turki Saleh A. AlRajhi, (ii) Hussan Arshad, (iii) Ehsan Sharif Assad, (iv) Omar Bassal, (v) Matloob Hussain, (vi) Evan Richard Newman, (vii) Muhammad Asif Seemab, (viii) Faisal Sharif, (ix) Rhys Drennan Summerton, (x) Andre Charles Tonkin and (xi) Muhammad Umair (each, a “Nominee” and collectively, the “Nominees”) for election to the Board at the Issuer’s first annual meeting of shareholders of the Issuer to occur after February 10, 2024 (including any adjournments or postponements of such annual meeting or any special meeting that may be called in lieu of such annual meeting, the “2024 Annual Meeting”). Snowball also notified the Issuer, pursuant to the Notice, of its decision to propose and to bring before the 2024 Annual Meeting an additional stockholder proposal to repeal each provision of, or amendment to, the Bylaws adopted by the Board without the approval of the stockholders of the Issuer subsequent to November 9, 2023, which is the date of the most recent publicly available amendment to the Bylaws (the “Bylaw Proposal” and, together with the Nomination Proposal, the “Proposals” and each, individually, a “Proposal”).

The Reporting Persons reserve the right to give notice of additional nominations or business to be made or conducted at the 2024 Annual Meeting in addition to the Proposals, and to make or conduct such additional nominations or business at the 2024 Annual Meeting, in each case to the extent permitted by applicable law and the Bylaws and the Issuer’s other governing documents. In addition to the foregoing, the Reporting Persons reserve the right to further nominate, substitute or add additional persons as nominees for election to the Board, including in the event that (a) the Issuer purports to increase the number of directorships, (b) the Issuer makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any Nominee or any additional or substitute nominee nominated pursuant to the foregoing and/or (c) any Nominee is unable or hereafter becomes unwilling for any reason to serve as a director. The Reporting Persons further reserve the right to withdraw any Nominee and/or any Proposal. The Reporting Persons currently expect to solicit proxies in favor of the Proposals.

In addition to the discussions referred to in the February 14 Letter, the Reporting Persons from time to time expect to enter into additional discussions with directors and officers of the Issuer, other stockholders of the Issuer or third parties in connection with the Reporting Persons’ investment in the Issuer. Any of the foregoing discussions or the discussions referred to in the February 14 Letter may include, without limitation, discussions with one or more of members of management, members of the Board (individually or acting as a whole), other stockholders of the Issuer, current and/or potential Issuer financing sources and other persons to discuss the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans, liquidity and future of the Issuer, the provision of debt or equity financing to and/or a restructuring of the Issuer and/or the entry into one or more strategic transactions between one or more Reporting Persons or their affiliates (other than the Issuer) and the Issuer (which could include, without limitation, an acquisition by the Reporting Persons and/or their affiliates (other than the Issuer) of the remainder of the Common Stock and/or another transaction that could causing the delisting and/or deregistration of the Common Stock) as well as other matters related to the Issuer. The Reporting Persons may also seek from time to time to explore increasing or decreasing their ownership position in the Issuer, including, without limitation, through open market purchases or an acquisition of Common Shares from other stockholders, or as applicable, dispositions of Common Shares on the open market or otherwise.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, concentrations in the portfolios managed by the Reporting Persons, conditions in the securities, retail children’s clothing and other markets and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Shares or otherwise relate to the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities or any or all of the assets of the Issuer in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; (iv) causing or facilitating changes to the corporate structure or governing documents of the Issuer; (v) effecting changes to the capitalization or dividend policy of the Issuer; or (vi) proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b) Each Reporting Person (other than Snowball) beneficially owns an aggregate of 7,001,387 Common Shares, including 1,000 Common Shares held directly by Snowball, and, as described in Item 6, American-style call options which are immediately exercisable for an aggregate of 250,000 Common Shares. These Common Shares (including the Common Shares underlying the above-mentioned American-style call options) represent approximately 56.1% of the outstanding Common Shares. Snowball beneficially owns 1,000 Common Shares, which represent approximately 0.0% of the outstanding Common Shares.

Mithaq SPC has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 7,001,387 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 7,001,387 Common Shares.

Mithaq Global has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 7,001,387 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 7,001,387 Common Shares.

Mithaq Capital has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 7,001,387 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 7,001,387 Common Shares.

Turki Saleh A. AlRajhi has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 7,001,387 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 7,001,387 Common Shares.

Muhammad Asif Seemab has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 7,001,387 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 7,001,387 Common Shares.

Snowball has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 1,000 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 1,000 Common Shares.

(c) All transactions in the Common Shares and call options effected during the past sixty days by the Reporting Persons are set forth on Exhibit 99.2 hereto and that information is incorporated by reference herein.

(d) The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the Common Shares covered by this Schedule 13D and held for their account. Except as disclosed in this Item 5, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference.

As of the date hereof, Mithaq SPC holds immediately exercisable American-style call options to purchase an aggregate of 250,000 Common Shares, having a strike price of $10 per Common Share, exercisable as of February 12, 2024, expiring January 21, 2026.

On February 16, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons (or to the knowledge of the Reporting Persons, any other person referred to in Item 2) and between the Reporting Persons (or to the knowledge of the Reporting Persons, any other person referred to in Item 2) and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated February 16, 2024, among the Reporting Persons.
Exhibit 99.2	Trading Data
Exhibit 99.3	Letter to the Board of Directors of The Children’s Place, Inc., dated February 14, 2024

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2024	SNOWBALL COMPOUNDING LTD.

	By:	Mithaq Capital SPC, its sole stockholder

	By:	/s/ Turki Saleh A. AlRajhi
Name: Turki Saleh A. AlRajhi
Title: Director

Date: February 16, 2024	MITHAQ CAPITAL SPC

	By:	/s/ Turki Saleh A. AlRajhi
Name: Turki Saleh A. AlRajhi
Title: Director

Date: February 16, 2024	MITHAQ CAPITAL

	By:	/s/ Turki Saleh A. AlRajhi
Name: Turki Saleh A. AlRajhi
Title: Director

Date: February 16, 2024	MITHAQ GLOBAL

	By:	/s/ Turki Saleh A. AlRajhi
Name: Turki Saleh A. AlRajhi
Title: Director

Date: February 16, 2024	TURKI SALEH A. ALRAJHI

	By:	/s/ Turki Saleh A. AlRajhi
Turki Saleh A. AlRajhi

Date: February 16, 2024	MUHAMMAD ASIF SEEMAB

	By:	/s/ Muhammad Asif Seemab
Muhammad Asif Seemab